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                                                                      EXHIBIT 66

CONTACTS:
      QUICKTURN DESIGN SYSTEMS, INC.                 ABERNATHY MACGREGOR FRANK
      Ray Ostby                                      Pauline Yoshihashi
      (408) 914-6000                                 (213) 630-6550
                                                     Judith Wilkinson
                                                     (212) 371-5999


FOR IMMEDIATE RELEASE


         QUICKTURN BOARD REJECTS MENTOR'S REVISED UNSOLICITED PROPOSAL
                            TO ACQUIRE 14.9% STAKE


       REMAINS COMMITTED TO STRATEGIC MERGER WITH CADENCE DESIGN SYSTEMS

SAN JOSE, Calif., December 30, 1998 -- Quickturn Design Systems, Inc.
(Nasdaq: QKTN) said today its Board of Directors unanimously recommended that Quickturn stockholders reject a revised unsolicited proposal by Mentor Graphics Corporation (Nasdaq: MENT) to acquire a 14.9% stake in Quickturn. The Board continues to recommend that stockholders not tender their shares to Mentor, and urges Quickturn stockholders who may have tendered to withdraw their shares.

In making its recommendation, the board considered, among other things, that Mentor's revised bid is limited to an offer to purchase 2,100,000 of Quickturn's shares, and the fact that Mentor's purported proposal for a second-step merger is highly conditional. The board also believes that Mentor's proposal could interfere with Quickturn's previously announced strategic combination with Cadence, which the board has determined is in the best interests of Quickturn's stockholders. On December 8, 1998, Quickturn's board unanimously approved a definitive merger agreement with Cadence Design Systems, Inc. (NYSE:CDN) under which Cadence will acquire Quickturn in a tax-free, stock-for-stock transaction with an aggregate purchase price of $253 million for all outstanding shares. Upon closing of the merger, each stockholder of Quickturn will receive Cadence common stock with a value of $14 per share.

Keith R. Lobo, president and chief executive officer of Quickturn, said, "Quickturn's board has accepted an offer from Cadence that involves no financing issues, provides all Quickturn stockholders with an attractive, immediate premium for their shares, and allows them to participate in the long-term benefits from this strategic combination. In contrast, Mentor's most recent illusory proposal does not represent a real offer to purchase the entire company, and Mentor has not demonstrated that it has committed financing for such a proposal. Further, as Mentor is well aware, its proposal imposes conditions that would require Quickturn to violate its merger agreement with Cadence.


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"We believe Mentor's actions are not designed to acquire Quickturn but to interfere with the company's pending transaction with Cadence, thereby denying the benefits of that transaction to Quickturn's stockholders," Mr. Lobo added. "Our board continues to believe a transaction with Cadence is the best way to generate value for all of Quickturn's stockholders. The board further believes that the Cadence transaction will be completed in a timely manner, and does not raise significant antitrust concerns."

Quickturn Design Systems, Inc. is the leading provider of verification products and time-to-market engineering (TtME(TM)) services for the design of complex ICs and electronic systems. The company's products are used worldwide by developers of high-performance computing, multimedia, graphics and communications systems. Quickturn is headquartered at 55 W. Trimble Road, San Jose, CA 95131-1013;
Telephone: 408/914-6000. For more information, visit the Quickturn Web site at www.quickturn.com or send e-mail to info@quickturn.com.

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